Juan Pablo Duch

Regional Manager en Weeshing

Hipodromo, Mexico City, Mexico

Message   ···

 Orionsoft

Scuola Italiana Vittorio Montiglio

See contact info

500+ connections

13 años de experiencia en emprendimientos, además de participar en 3 directorios, he contribuido activamente en la creación de 10 empresas, de las cuales 8 ya son sustentables y operativamente autónomas. Actualmente trabajo en Weeshing Inc. como Regional Manager con sedes en 6 países, a...

| Weeshing | 🔗 |

Show more ⌄

Experience



Associate Partner
Orionsoft
May 2017 – Present • 1 yr

Soluciones basadas en tecnología de vanguardia
Somos una empresa de desarrollo y creamos productos de alta calidad usando tecnologías de última generación

Media (2)

Tu Firma.Digital   🔗

Orionx - Bitcoin



Director | Partner
Venture Capital SpA
May 2017 – Present • 1 yr



Regional Manager | Co Founder
Weeshing
Jan 2016 – Present • 2 yrs 4 mos
Ciudad de México

Media (1)

¿Cómo Funciona Weeshing?   ▢◁

Director | Partner
Monky Way
Jan 2016 – Present • 2 yrs 4 mos

Dirección y Estrategia

Media (1)

Monky Way   ▨

 **Director**
Darjeeling
May 2010 – Present • 8 yrs
El Golf

Show more ⌄

Education

 **Scuola Italiana Vittorio Montiglio**
1986 – 1998

 **Universidad Mayor**
Arquitectura
1999 – 2007

 **Università degli Studi di Padova**
Diplomatura, Diseño multimedia
2004 – 2005